1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta mkurta@torys.com P. 212.880.6363

February 6, 2014

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

Re:	Brookfield Office Properties Inc.
Amendment No. 2 to Schedule 13E-3
Filed by Brookfield Property Partners L.P. et al.
Filed February 4, 2014
File No. 005-59615
Brookfield Property Partners L.P.
Amendment No. 2 to Form F-4
Filed February 4, 2014
File No. 333-193046

Dear Mr. Orlic:

On behalf of our client, Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc. (collectively, the “BPY Filing Persons”), the BPY Filing Persons are responding to the oral comments received via teleconference on February 6, 2014 from the Staff of the Office of Mergers and Acquisitions (the “Staff”) regarding the BPY Filing Persons’ Amendment No. 2 to the Rule 13E-3 Transaction Statement (the “Schedule 13E-3”) filed on February 4, 2014 and Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) filed on February 4, 2014 by Brookfield Property Partners L.P. (the “Registrant”).

In connection with this letter, the BPY Filing Persons are filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Schedule 13E-3, and the Registrant is filing with the Commission Amendment No. 3 to the Registration Statement to, among other things, reflect the revised disclosure on page 7 of the Registration Statement with respect to the Registrant’s determination of the Offer price described in “Special Factors — Background to the Offer”.

*    *    *    *

The BPY Filing Persons each acknowledge that:

•                                          the BPY Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the BPY Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Schedule 13E-3 or the Registration Statement or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 880-6363.

Very truly yours,

/s/ Mile T. Kurta

cc:  John Stinebaugh